787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 19, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: iShares, Inc.

(Securities Act File No. 33-97598;

Investment Company Act File No. 811-09102)

Post-Effective Amendment No. 35

Ladies and Gentlemen:

On behalf of iShares, Inc. (the “Company”), we hereby transmit for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”), Post-Effective Amendment No. 35 (the “Amendment”) to the Company’s Registration Statement on Form N-1A (the “Registration Statement”). The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the sole purpose of adding two new funds to the Company: iShares MSCI Emerging Markets Small Cap Index Fund and iShares MSCI Japan Small Cap Index Fund. The filing will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1) Investment Objectives and Policies

The iShares MSCI Emerging Markets Small Cap Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Small Cap Index (the “Emerging Markets Index”). The Emerging Markets Index was developed by MSCI as an equity benchmark for international small capitalization stock performance. The Emerging Markets Index is designed to measure small capitalization equity market performance in the global emerging markets. As of June 30, 2007, there were 1,228 stocks included in the Emerging Markets Index.

NEW YORK WASHINGTON, DC PARIS LONDON MILAN ROME FRANKFURT BRUSSELS

July 19, 2007

The iShares MSCI Japan Small Cap Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the aggregate in the Japanese market, as represented by the MSCI Japan Small Cap Index (the “Japan Index” and together with the Emerging Markets Index, the “Indexes” and each, an “Index”). The Japan Index was developed by MSCI as an equity benchmark for international small capitalization stock performance. The Japan Index is designed to measure small capitalization equity market performance in the Japanese market. As of June 30, 2007, there were 803 stocks included in the Japan Index.

(2) Material Changes from Recent Filings

Each Fund’s description of its investment strategy (i.e., the Fund tracks a specific benchmark) and risk factors are specific to such Fund.

(3) Portions of Prior Filings Similar to, or Precedent for, the Current Filing

Each Fund’s descriptions of its shares, investment manager and other attributes under the headings “Management — Investment Adviser,” “Management — Portfolio Managers,” “Management — Administrator, Custodian and Transfer Agent,” “Shareholder Information” and “Distribution,” included in its Prospectus and under the headings “Proxy Voting Policy,” “Portfolio Holdings Information,” “Continuous Offering,” “Management — Investment Adviser,” “Management — Code of Ethics,” “Management —Administrator, Custodian and Transfer Agent,” “Management — Distributor,” “Brokerage Transactions,” “Taxes,” “Financial Statements” and “Miscellaneous Information,” included in its Statement of Additional Information are substantially similar to the corresponding descriptions contained in the Prospectus and Statement of Additional Information of iShares MSCI BRIC Index Fund, iShares MSCI Chile Index Fund, iShares MSCI Israel Index Fund, iShares MSCI Thailand Index Fund and iShares MSCI Turkey Index Fund, and included in the Post-Effective Amendment No. 32 filed pursuant to Rule 485 on behalf of iShares, Inc., on April 16, 2007.

*    *    *    *    *

The operations of the Funds, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Company, we request that the Registration Statement be given selective review by the Staff.1

Should members of the Staff have any questions or comments concerning the Registration Statement, please do not hesitate to contact me at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck

Elliot J. Gluck

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).